Dear Fellow MindMed Shareholders,

I am working with FCM MM Holdings to bring desperately needed change to MindMed's board of directors through the election of myself and three other independent director candidates (Farzin Farzaneh, Vivek Jain and Alexander Wodka) to the board. Each of us has the skills, experience, and expertise necessary for the board to get MindMed's clinical program back on track and stop the needless ongoing destruction of shareholder value.

MindMed has serious problems including:

- bloated costs,
- a history of punitive and dilutive financings,
- inflated executive compensation; and,
- ill-conceived and chronically delayed clinical trials.

We have a plan to realign costs to support research and development and start a Phase III clinical trial in 2023. I encourage you to read our 95-page presentation available here and on MindMed's SEDAR profile at www.sedar.com, detailing the problems afflicting MindMed as well as our comprehensive solutions.

These are complex issues and, unfortunately, rather than confronting its past failings and implementing our plan to Restore MindMed, the current board and management are trying to muddy the waters and distract shareholders from what they need to know. We all say our plan is the best way forward, but I will make it simple for you. ***Unlike MindMed's executive team, I will put my "money where my mouth is."*** I am so confident that our plan will increase MindMed's value that I will commit not to sell my MindMed shares until June 15, 2025, and FCM, Mr. Jake Freeman, and the other FCM director nominees commit to doing the same, if FCM's slate of directors is elected. Further, I will **not accept any director compensation** should I be elected to the board.

Are MindMed's incumbent board and management willing to do that? **MindMed's CEO Mr. Barrow and CMO Dr. Karlin sold over $700,000 in shares in 2022** and have never invested their own money in MindMed, while taking $2.3M in cash compensation over the last two years[1]. If they believe so strongly in their plan and leadership, why haven't they personally invested in MindMed?

Neither Mr. Barrow nor Mr. Karlin has brought a drug to market or done a Phase III trial. The share price also shows investor's lack of faith in management's abilities to drive value, as the stock trades at less than cash on hand[2], demonstrating that investors expect that MindMed's current course of action would be worse (and more value destructive) than doing nothing at all.

I have brought drugs to market and know what it takes – that is why I am so confident in our plan to Restore MindMed. ***I am willing to put all my 931,705 MindMed shares at risk and pledge not***

[1] Company's SEC Filings.

[2] Based on MindMed's share price on May 15, 2023. Data from Refinitiv.

Scott

to sell a single share for two years. I strongly believe that under our plan the stock will be worth far more than it is today.

But we need your help.

Vote **FOR** the FCM director candidates who have confidence in their plan to drive shareholder value and are putting you first. Do your part to turn MindMed around and vote the <u>BLUE</u> proxy card for Scott Freeman, Farzin Farzaneh, Vivek Jain and Alexander Wodka. Let's get our plan underway and put MindMed back on track.

Thank you for your support.

Sincerely,

Scott

Scott Freeman